Mail Stop (Room 4561)
      June 21, 2005


Robert Genesi
Principle Executive Officer
GTDATA Corporation
7045 Wild Wave Drive
Las Vegas, Nevada 89131


Re:   	GTDATA Corporation
      Item 4.01 Form 8-K
      Filed January 20, 2004
      Item 4.01 Form 8-K/A
      Filed March 23, 2004
      Form 10-K
      Filed April 15, 2005
      File No. 033-05844-NY


Dear Mr. Genesi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB as of December 31, 2004

Item 8.  Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure-page 18
1. Our records indicate that you have not filed an Item 4.01 Form
8-K
for your new registered accountants.  Please file an Item 4.01
Form
8-K in accordance with Item 304 of Regulation S-B.

         *******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.






	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or Craig Wilson at (202) 551-3226.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant


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Robert Genesi
GTDATA Corporation
June 21, 2005
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